C. Edward Chaplin

Chief Financial Officer

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

January 27, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

File No. 1-9583

Dear Mr. Rosenberg:

We have received your letter dated January 15, 2009 in which you provided comments to our letter dated November 14, 2008. It is our intention to respond to your comments no later than Friday, February 13, 2009.

Please feel free to contact me at (914) 765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin